

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

May 8, 2009

AMR Corporation
Mr. Thomas W. Horton- Executive Vice President and Chief Financial Officer
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

> **Re:** **AMR Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-08400**
>
> **American Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-02691**

Dear Mr. Horton:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that our comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Item 8- Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 7-Financial Instruments and Risk Management

Fuel Price Risk Management

We note the disclosure with respect to your estimate that during the next twelve months
you will reclassify from Accumulated other comprehensive loss into earnings
approximately $711 million in net losses (based on prices as of December 31, 2008)
related to your fuel derivative hedges, including losses from terminated contracts with a
bankrupt counterparty and unwound trades. In this regard, since the terminated contracts
and unwound trades transpired during 2008, please tell us what accounting literature you
relied upon to arrive at the conclusion that you should reclassify these amounts over the
next twelve months instead of during 2008. Additionally, please reconcile your
accounting policy, which indicates that you discontinue hedge accounting if you decide
to discontinue the hedging relationship, to the accounting you applied to terminated
contracts and unwound trades.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comment on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief